

May 11, 2011

Via E-mail
Mr. Alan B. Menkes, Chief Executive Officer
Empeiria Acquisition Corp.
c/o G2 Investment Group, LLC
142 W. 57th Street, 12th Floor
New York, New York 10019

> **Re:** **Empeiria Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2011, as amended on May 2, 2011**
> **File No. 333-172629**

Dear Mr. Menkes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A, filed May 2, 2011

General

1. We reissue comment one of our letter dated April 26, 2011. Please disclose in the prospectus the business reasons for deriving 93% as your redemption threshold. Also, please discuss with more specificity the effect that a working capital or similar closing condition imposed in connection with your initial business transaction may have on the 93% threshold.

2. We partially reissue comment four of our letter dated April 26, 2011. Please revise your disclosure to discuss the business or legal reasons that may cause you to consummate your business transaction pursuant to shareholder vote.

Use of Proceeds, page 43

3. We reissue comment seven of our letter dated April 26, 2011. Please revise your table to clearly reflect the underwriting discount that will be held in the trust until a business transaction is consummated. This should be provided in a separate line item in the table.

4. We reissue comment eight of our letter dated April 26, 2011. We continue to note the disclosure in footnote six that actual expenses for some or all of the use of proceeds may differ from the amounts set forth in the table. We direct your attention to Instruction 7 to Item 504 of Regulation S-K. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise similar disclosure on page 53.

Compensation for Officers and Directors, page 85

5. We reissue comment 10 of our letter dated April 26, 2011. Please revise the disclosure to clearly indicate that the management fee will be compensation to Mr. Oster. In addition, please revise to clarify that the $10,000 fee is a monthly fee.

Principal Stockholders, page 88

6. The disclosure in the beneficial ownership table now does not reflect the entire amount and percentage of shares held by officers and directors indirectly through the sponsor, Empeiria Investors LLC. Please revise the disclosure to include in the amount and percent owned by officers and directors as a group. Also, the beneficial ownership should be attributable from Empeiria Investors LLC in its entirety to each officer or director that is deemed a control person of the sponsor. Lastly, it is unclear how the sale of 1 million shares from the sponsor to your officers and directors is reflected in the table. Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director